Mercurius Biorefining Inc.



Annual Report
2019

Annual Report 2019

Throughout this document, mentions of the "Company" refer to Mercurius Biorefining, Inc., a coproration formed on December 10, 2010 in the State of Washington, USA (the "Company"). The Company's physical address is 3190 Bay Road, Ferndale, WA 98248

You may contact the Company by emailing karl@mercuriusbiorefining.com. This annual report is posted on the Company's website, www.mercuriusbiorefining.com . The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table of Contents

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Mercurius Biorefining, Inc. ("[COMPANY]" or "Company") is a corporation formed on December 10, 2010, in the state of Washington. The Company's physical address is 3190 Bay Road, Ferndale WA 98248. The Company's web site may be accessed at www.mercuriusbiorefining.com .

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Karl Seck

Board positions with Mercurius Biorefining

Dates	Position	Principal Occupation
12/10/2010 01/01/2011	CEO Tresurer	Chemical Engineer

Positions with Mercurius Biorefining

Dates	Position	Responsibilities
01/01/2009~present	Founder/President	Managing start up

Michael Vevera

Board positions with Mercurius Biorefining

Dates	Position	Principal Occupation

01/01/2010 01/01/2011	CFO Secratary	Inernational Finance and Marketing Manager

Positions with Mercurius Biorefining

Dates	Position	Responsibilities
01/01/2010~present	CFO	Business plan development

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Karl Seck owns 3,900,000 shares of Common Stock, representing a voting power of 68.3%.

Michael Vevera owns 560,000 shares of Common Stock, representing a voting power of 9.81%

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Mercurius is developing and scaling up REACH technology, the low cost process to turn biomass into jet fuel and diesel. REACH stands for Renewable Acid-hydrolysis Condensation Hydrotreating and is inherently more capital efficient than competing technologies. We believe REACH will be a very important climate change mitigation technology in the very near future.

Through a process of novel applications of existing technology, Mercurius is developing a non- fermentation, non-alcohol based, "faster ~cheaper~ better" method of producing profitable drop-in biofuels. Mercurius uses a proprietary, patent pending technology called Renewable Acid-hydrolysis Condensation Hydrotreating ("REACH") to make profitable drop-in hydrocarbon liquid fuels.

Mercurius simultaneously addresses five key issues:

1. The urgent need for a reliable, economic, scalable, domestic drop-in biofuel;

2. The production of biofuels within a highly profitable business platform;

3. The ongoing need to produce biofuels from non-food biomass feedstocks;

4. The reduction of economically unsustainable dependency on foreign oil;

5. The production of fuels with a near carbon neutral method.

The Mercurius hydrocarbon diesel and jet fuel will be drop-in compatible with existing fuel infrastructure. It can

also produce a diesel range, high cetane additive for diesel blenders. In addition, Mercurius will produce high-value, specialty chemical products including: furfural, formic acid, and ethyl levulinate. The market for liquid fuels is the single largest addressable commodity market within the U.S. economy. Total liquid fuels sales in the US are over 200 billion gallons / year. The minimum addressable market for Mercurius' domestic biofuel products is defined by federal government mandates. The Renewable Fuel Standard 2 (RFS2) has certain mandates for gallons of advanced biofuels to be sold in 2013, ramping up to 21 billion gallons in 2022. At $4/gallon wholesale value these volumes produce $84 billion in revenue by 2022. Outside of mandates, the Department of Defense has indicated a desire to rapidly decrease its dependence on petroleum based fuels for both the Navy and the US Air Force and stands to be a major customer for Mercurius. Many commercial airlines are also seeking renewable alternatives and will be potential customers. With superior production and cost structures, Mercurius will be well positioned to capture significant market share.

Investment Considerations

■ Superior economics

We believe Mercurius has the technology and processes that will make the production of cellulosic biofuels profitable while meeting the needs of the diesel and jet fuel markets and satisfying government requirements. Management estimates there to be a 2-3x cost advantage over competing technologies both as to capital costs as well as an advantage in operating costs.

■ Selected by Department of Energy for funding

Due to the promise of its technology, Mercurius was awarded $4.6 million in matching funds by the DOE to build its 10 MTPD pilot plant for the production of drop-in jet fuel and diesel, beating out numerous others in a highly competitive landscape. Update: Nearly $1.0 million of the grant funds was used to greatly improve the back-up data and optimization of multiple steps of the REACH process. The DOE grant is no longer active. Proven, proprietary, patent-pending process that uses well known processes. The REACH technology is proven on a bench scale and is a proprietary, patented processing system. The two major steps in REACH use, in part, well known systems: one used by the paper and pulp industry and the other by petroleum refineries. REACH does not involve fermentation or alcohol production.

■ Built-in demand

Congress has mandated that certain quantities of biofuels be produced by certain deadlines and thus far, suppliers of cellulosic biofuels have fallen far short. In addition to supplying fuel to meet these requirements, the Department of Defense stands as a ready customer for Mercurius' fuels.

■ Ready customers for Mercurius

Both the U.S. Navy and the Air Force have publicly stated that they will purchase cellulosic drop-in fuels as soon as they become commercially available and the DOD has committed to having 50% of all its fuel be non-petroleum by 2020. At the same time, airlines, shipping and freight companies are all expressing a desire to have access to alternative renewable fuels that do not compete with food stocks.

■ Low-cost inputs and competitive pricing

The processes used by Mercurius allow for a variety of biomass inputs which gives the Company great flexibility to choose among various cellulosic feed stocks (corn stover, switch grass, wood chips) that are in abundant supply and low in cost. Importantly, these are not food stocks, so do not compete for these commodities or impact their prices. Due to its processes, Mercurius expects to be competitively priced relative to petroleum equivalents.

■ Faster and less "finicky" than competitors

The REACH technology is significantly faster than fermentation – taking 2-3 hours versus 2 days. While a few other methods (pyrolysis and gasification) are faster than REACH – they also must handle much higher volumes which require significantly higher capital investment/gallon. REACH is more robust than other processes with little sensitivity to impurities in feedstocks and with no use of delicate enzymes or bacteria. Experienced management team. Mercurius is led by Karl Seck, a chemical engineer with over 30 years of experience as a process engineer in the petroleum industry. He is supported by a team of professionals with backgrounds in biofuel co-product development, risk management, business development and start-up scale-ups.

5. How many employees does the Company currently have? (§ 227.201(e))

   2

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1.   Mercurius is in the pilot plant stage of technology development. Technology and scale-up risk will be mitigated as we move through demonstration and commercial projects.

2.   Biofuels and bioproduct production is capital intensive. Funding risk is present until a commercial plant is on line.

3.   If the Company is unable to raise additional capital on acceptable terms, it may be unable to complete research and development, obtain necessary regulatory approvals, or commercialize its products. The Company will require substantial future capital in order to continue to conduct the research and development, and regulatory activities necessary to bring its products to market. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left without the capital required to complete product development, obtain regulatory approvals, or establish sales, marketing and manufacturing capabilities.

4.   The Company is faced with all of the risks associated with a company in the early stage of development. Such risks include, among other things, competition from well-established and well-capitalized companies and unanticipated development difficulties and risks associated with the need for regulatory approval from government regulatory bodies around the world. Because the Company is focused on product development, the Company has not generated any product revenues to date. The Company has incurred losses each year

of its operations and expects to continue to incur losses for the foreseeable future.

5. The process of developing the Company's products requires significant research and testing, each of which is costly and does not result in revenues or profits. There can be no assurance that the Company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.

6. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

7. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

8. The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

9. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

10. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

11. Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face

competition from large companies, any of which might have more capital than we have, and launch its own business that competes with us.

12.   Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common	100,000,000	5,710,053	Yes	
Preferred	50,000,000	0	Yes	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

At issuers discretion.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Mercurius Biorefining, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Mercurius Biorefining and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

13. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Karl Seck	$553,075	0.0%	December 31,2020

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

November 29, 2018 to April 30, 2019, Regulation CF, Common Stock, $33,047 raised used for general administration and pilot plant expenses.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Mercurius Biorefining, Inc. and Subsidiary (collectively, the Company) is in the research and development stage of producing a wide range of biomaterials, with a focus on drop-in biofuels for aviation and diesel engines, as well as related bio-products. The Company has not commenced its principal operations, and its present condition is characterized by significant expenditures on researching and developing biomaterials and legal fees from obtaining patents for such biomaterials. The accompanying financial statements do not reflect the Company's planned principal operations, in which the focus is intended to operate biorefineries and sell biomaterials to customers. The Company's activities are subject to significant risks and uncertainties, including failing to secure customers to purchase biomaterials.

The Company currently has limited revenues, but it anticipates revenues may be generated within 6 months of funding in the form of consulting fees charged to a partially owned subsidiary. Fixed overhead costs are approximately $7,000 per month.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. Appendix A in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Mercurius Biorefining, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Mercurius Biorefining, Inc. will file a report electronically with the SEC annually and post the report on its web site www.mercuriusbiorefining.com no later than 120 days after the end of each fiscal year covered by the report.

Appendix A: GAAP Compliant Financial Statements (Unaudited)

Mecurius Biorefining Inc. and Subsidiaries
Consolidated Balance Sheets
(Unaudited)

	December 31, 2019	December 31, 2018
ASSETS		
Cash and cash equivalents	$ 10,971	$ 1,530
Accounts receivable	6,500	
Due from Mercurius Australia	51,006	51,006
Total current assets	68,477	52,536
Investment in subsidiary	30,158	30,158
Due from affiliate - Mercurius Australia Ltd	30,276	
Deferred tax asset	71,200	71,200
TOTAL ASSETS	$ 200,111	$ 153,894
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Accounts payable	7,865	5,100
Credit card payable	227	7,163
Payroll liabilities	2,758	2,082
Related party loan	553,075	498,161
Total current liabilities	563,925	512,506
Commitments and contingencies	-	-
Common stock, no par value, 100,000,000 shares authorized, 5,710,053 share issued and outstanding	-	-
Additional paid in capital	32,480	-
Accumulated deficit	(396,294)	(358,812)
Total shareholders' deficit	(363,814)	(358,812)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$ 200,111	$ 153,694

Mecurius Biorefining Inc. and Subsidiaries
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2019		Year Ended December 31, 2018	
Consulting income	$	82,209	$	28,238
Cost of sales				-
Gross profit		82,209		28,238
Operating expenses:				
Payroll expenses		73,655		61,610
Bank fees		264		233
Business licenses		590		1,853
Dues and subscriptions		520		180
Travel, meals and entertainment		11,213		13,318
Conferences and seminars		875		550
Office expenses		6,072		4,287
Professional fees		26,005		33,507
Total operating expenses		119,194		115,538
Loss from operations		(36,985)		(87,300)
Exchainge gain		697		-
Loss before income taxes		(37,682)		(87,300)
Provision for income taxes		-		-
Net loss	$	(37,682)	$	(87,300)

Mecurius Biorefining Inc. and Subsidiaries
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2018	Year Ended December 31, 2017
Cash flows from operating activities:		
Net income (loss)	$ (37,682)	$ (87,300)
Changes in operating assets and liabilities:		
Accounts receivable	(6,500)	
Due from Mercurius Australia		(73,475)
Accounts payable	2,765	3,998
Credit card payable	(6,936)	7,163
Payroll liabilities	676	2,081
Net cash used in operating activities	(47,677)	(147,533)
Cash flows from investing activities		
Investment in Mercurious Biofuels, LLC		(156,431)
Investment in Mercurious Australia, LTD	(30,276)	(43,900)
Net cash used in investing activities	(30,276)	(200,331)
Cash flows from financing activities:		
Proceeds from related party loan	54,914	346,160
Capital contributions	32,480	1,162
Net cash provided by financing activities	87,394	347,322
Net cash increase for period	9,441	(542)
Cash at beginning of period	1,530	2,072
Cash at end of period	$ 10,971	$ 1,530
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -

Mecurius Biorefining Inc. and Subsidiaries
Statements of Changes in Shareholders' Deficit
For the Years Ended December 31, 2019 and 2018
(Unaudited)

	Common Stock		Addition Paid	Accumulated	Total Shareholders'
	Shares	Amount	in Capital	Deficit	Deficit
Balance, December 31, 2017	5,688,400	$ -	$ -	$ (271,312)	$ (271,312)
Net loss				(87,300)	(87,300)
Balance, December 31, 2018	5,688,400	-	-	(358,612)	(358,612)
Sale of common stock	21,653		32,480		32,480
Net loss				(37,682)	(37,682)
Balance, December 31, 2019	5,710,053	$ -	$ 32,480	$ (396,294)	$ (363,814)